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                                                                 August 24, 2006



Michael McTiernan
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 4561
Washington, D.C. 20549


         RE:      GRANAHAN MCCOURT ACQUISITION CORPORATION
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NO. 333-136048

Dear Mr. McTiernan:

         On behalf of our client, Granahan McCourt Acquisition Corporation, a Delaware corporation (the "REGISTRANT"), enclosed for review by the Securities and Exchange Commission (the "COMMISSION") are four (4) copies of Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-136048, of the Registrant (as amended, the "REGISTRATION STATEMENT"), two (2) of which are marked to show changes to the Registration Statement filed on July 26, 2006. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the "STAFF") that were contained in your letter dated August 16, 2006 (the "COMMENT LETTER") and to effect such other changes as the Registrant deems appropriate.

         Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.

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Michael McTiernan
August 23, 2006
Page 2


GENERAL

1. PLEASE PROVIDE US WITH COPIES OF ALL GRAPHICS, MAPS, PHOTOGRAPHS, AND RELATED CAPTIONS OR OTHER ARTWORK INCLUDING LOGOS THAT YOU INTEND TO USE IN THE PROSPECTUS.

         The Registrant does not intend to use any graphics, maps, photographs, captions, artwork or logos in the prospectus.

2. ON PAGE 79, YOU STATE THAT YOU HAVE A RIGHT TO PURCHASE UP TO 585,938 SHARES OF COMMON STOCK FROM MR. MCCOURT IN THE EVENT THAT THE UNDERWRITER DOES NOT EXERCISE ALL OR A PORTION OF ITS OVER-ALLOTMENT OPTION. PLEASE ADVISE US HOW YOUR REPURCHASE OF THE 585,938 SHARES OF COMMON STOCK FROM MR. MCCOURT WILL BE CONDUCTED IN A MANNER THAT IS CONSISTENT WITH THE RESTRICTIONS ON ACTIVITIES BY ISSUERS DURING DISTRIBUTIONS OF SECURITIES SET FORTH IN REGULATION M.

         The Registrant believes the repurchase provision complies with and is consistent with Regulation M. The Registrant has amended its disclosure to clarify that the over-allotment option will only be exercised to cover the syndicate short position (if any). Therefore all purchases under this provision will occur after the completion of the distribution and the applicable restricted periods will have terminated.

3. WE NOTE THAT CONCURRENTLY WITH THIS OFFERING YOU EXPECT TO OFFER 187,500 UNITS TO DAVID MCCOURT IN A PRIVATE PLACEMENT. PLEASE PROVIDE US WITH AN ANALYSIS OF WHY THIS PRIVATE OFFERING OF YOUR UNITS SHOULD NOT BE INTEGRATED WITH THIS OFFERING.

         Under Rule 152 of the Securities Act of 1933, as amended (the "Act") and the Commission's guidance set forth in the Black Box line of no action letters, an issuer is permitted to conduct a private placement prior to a registered public offering as long as the private placement is "completed" prior to the filing of the registration statement. In this regard, the Registrant notes that Mr. McCourt and the Registrant entered into the Placement Unit and Warrant Purchase Agreement for the private placement of 187,500 units and 1,500,000 warrants prior to the filing of the Registration Statement. Such agreement constitutes an unconditional agreement as required by Black Box and therefore the sale is a valid private placement under Section 4(2) of the Act.

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Michael McTiernan
August 23, 2006
Page 3


4. WE NOTE YOUR USE OF THE TERM "COMPANY" THROUGHOUT THE PROSPECTUS. SINCE THE TERM IS A VAGUE AND ABSTRACT TERM, PLEASE REVISE TO USE YOUR ACTUAL COMPANY NAME OR A SHORTENED VERSION OF IT THROUGHOUT YOUR DOCUMENT.

         The Registrant has revised the disclosure throughout the prospectus in accordance with the Staff's comment.

5. PLEASE PROVIDE US WITH HIGHLIGHTED COPIES OF ANY STUDY OR REPORT THAT YOU CITE OR ON WHICH YOU RELY. FOR EXAMPLE, WE NOTE THAT YOU REFER TO INTERNATIONAL DATA CORP. AND ACCUSTREAM IMEDIA RESEARCH. CONFIRM THAT THE INDUSTRY REPORTS OR STUDIES THAT YOU RELY ON WERE NOT PREPARED FOR YOU AND THAT YOU DID NOT COMPENSATE THE PARTY THAT PREPARED THESE REPORTS OR STUDIES. ALTERNATIVELY, PLEASE FILE THE EXPERTS' CONSENT AS EXHIBITS TO THE REGISTRATION STATEMENT.

         The Registrant will supplementally provide the Staff with highlighted copies of sources cited and relied upon by the Registrant. None of the industry reports or studies on which the Registrant relies were prepared for the Registrant and the Registrant did not compensate the parties that prepared these reports or studies. In addition, the Registrant has revised the disclosure in the prospectus to more closely track the statements in the supporting sources.

6. THE BASIS FOR YOUR COMPARATIVE FACTUAL ASSERTIONS AND FOR YOUR MANAGEMENT'S BELIEFS MUST BE CLEAR FROM THE TEXT OF THE PROSPECTUS OR SUPPORTING DOCUMENTATION MUST BE PROVIDED TO US. PLEASE REVISE YOUR DISCLOSURE THROUGHOUT THE DOCUMENT TO ADDRESS OUR CONCERNS, OR ADVISE US AS NECESSARY. IN PROVIDING SUPPORT, CLEARLY MARK THE LOCATION OF THE INFORMATION YOU BELIEVE IS SUPPORTIVE OF THE STATEMENT REFERENCED. WE NOTE, FOR EXAMPLE, BUT WITHOUT LIMITATION THAT YOU STATE:

          - "[U]NDER HIS LEADERSHIP, THESE COMPANIES COMPLETED CAPITAL RAISING AND MERGER TRANSACTIONS VALUED IN EXCESS OF $7.0 BILLION." (PAGE 1)

          - "MR. MCCOURT FOUNDED CORPORATE COMMUNICATIONS NETWORK, WHICH WE BELIEVE WAS THE FIRST COMPETITIVE PHONE COMPANY IN THE UNITED STATES." (PAGE 2)

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Michael McTiernan
August 23, 2006
Page 4


          - "[D]URING PERIODS OF ECONOMIC STRENGTH, TELECOMMUNICATIONS AND MEDIA SALES FREQUENTLY EXCEED EXPECTATIONS." (PAGE 39)

         The Registrant has revised the disclosure in response to the Staff's comments. The Registrant will supplementally send to the Staff highlighted copies of supporting documentation for the Registrant's remaining assertions.

PROSPECTUS COVER PAGE

7. PLEASE REVISE THIS SECTION TO NOTE THE TYPE OF UNDERWRITING ARRANGEMENT YOU HAVE WITH DEUTSCHE BANK SECURITIES (I.E. FIRM COMMITMENT, BEST EFFORT, ETC.) REFER TO ITEM 502(B)(8).

         The Registrant believes that the item reference in the comment is intended to be a reference to Item 501(b)(8) of Regulation S-K. The Registrant respectfully notes that the first sentence of the last paragraph on the cover page of the prospectus reads, "We are offering the units for sale on a firm-commitment basis."

8. PLEASE EXPAND THE UNDERWRITING COMMISSION FOOTNOTE TO DISCLOSE THE VALUE OF THE PURCHASE OPTION GRANTED TO THE UNDERWRITER.

         The Registrant has revised the disclosure on the prospectus cover page in accordance with the Staff's comment.

9. YOU STATE THAT YOU ANTICIPATE THAT YOUR UNITS WILL BE LISTED ON THE AMERICAN STOCK EXCHANGE PROMPTLY AFTER THE DATE OF THE PROSPECTUS. YOU ALSO STATE THAT YOU EXPECT THAT YOUR COMMON STOCK AND WARRANTS WILL BE LISTED ON THE AMERICAN STOCK EXCHANGE. PLEASE CONFIRM THAT THAT YOU HAVE REASONABLE ASSURANCE FROM THE AMERICAN STOCK EXCHANGE THAT YOUR SECURITIES WILL BE LISTED ON THAT EXCHANGE. SEE THE INTRODUCTORY NOTE TO ITEM 202 OF REGULATION S-K.

         While the language in the introductory language in Item 202 of Regulation S-K the Staff refers to in its comment does refer to "reasonable assurance" that the securities will be listed, it does not call for "assurance" from the applicable exchange. Accordingly, based on (i) its understanding of listing qualifications and requirements of the American Stock Exchange, (ii) the fact that other similar companies underwritten by Deutsche Bank Securities have obtained such listing and
         (iii) the strength of the Registrant's management team and board of directors, the Registrant believes there is reasonable assurance that it will qualify for listing.

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Michael McTiernan
August 23, 2006
Page 5


10. PLEASE EXPAND YOUR DISCLOSURE REGARDING THE TRUST ACCOUNT TO ADDRESS THE TIME PERIOD THE PROCEEDS WILL BE ESCROWED.

         The Registrant has revised the disclosure in the prospectus, including that on the cover page, to address the Staff's comment.

SUMMARY, PAGE 1

11. IN THE SUMMARY AND ELSEWHERE IN THE PROSPECTUS, PLEASE BALANCE YOUR DISCUSSION OF MR. MCCOURT'S BUSINESS EXPERIENCE WITH DISCLOSURE REGARDING HIS ROLE IN RCN'S BANKRUPTCY FILING UNDER CHAPTER 11 OF THE U.S. BANKRUPTCY CODE IN MAY 2004.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

12. WE NOTE THAT CORPORATE COMMUNICATIONS NETWORK WAS MERGED WITH MFS COMMUNICATIONS AND THEN THE COMBINED COMPANY WAS SOLD TO WORLDCOM FOR $14.3 BILLION. PLEASE ADVISE US OF THE DATES OF THE TRANSACTIONS AND OF THE VALUE ATTRIBUTED TO CORPORATE COMMUNICATIONS IN THE MERGER WITH MFS.

         The Registrant has revised the disclosure in the prospectus to clarify that Corporate Communications Network was merged with a subsidiary of MFS Communications. The Registrant further advises the Staff that the merger took place in January of 1989 when Corporate Communications Network was merged into a subsidiary of MFS Communications. The subsequent sale of MFS Communications to Worldcom occurred in December of 1998. For purposes of the merger of Corporate Communications Network with a subsidiary of MFS Communications, no dollar value was established for either of the merged entities, but only a relative valuation as between the two companies in which a company controlled by David C. McCourt was valued AT 17.5% of the combined entity.

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Michael McTiernan
August 23, 2006
Page 6


13. PLEASE RELOCATE YOUR SUMMARY RISK FACTORS SO THAT THEY PRECEDE THE SUMMARY OF "KEY INDUSTRY TRENDS" AND THE "PRIVATE PLACEMENT." IN ADDITION, PLEASE ADD A SUMMARY RISK FACTOR REGARDING POTENTIAL DELAYS IN THE LIQUIDATION OF THE TRUST ACCOUNT IN THE EVENT YOU DO NOT CONSUMMATE A TIMELY ACQUISITION.

         The Registrant has revised the summary risk factor regarding delays in the liquidation of the trust account to clarify that the delay may be open-ended. In addition, the Registrant has moved the summary risk factors so that they precede the summary of "Key Industry Trends" and the "Private Placement" in response to the Staff's comment.

14. WE NOTE YOUR SUMMARY CONTAINS A LENGTHY DESCRIPTION OF YOUR BUSINESS AND INVESTMENT STRATEGY. FURTHER, WE NOTE THE IDENTICAL DISCLOSURE APPEARS LATER IN YOUR PROSPECTUS. FOR INSTANCE, YOUR "INVESTMENT STRATEGY" SECTION IS FOR THE MOST PART REPEATED VERBATIM ON PAGE 55. YOUR SUMMARY SHOULD NOT MERELY REPEAT THE TEXT OF THE PROSPECTUS SECTION BY SECTION, BUT SHOULD INSTEAD PROVIDE A BRIEF OVERVIEW OF THE KEY ASPECTS OF THE OFFERING. YOU SHOULD CONSIDER AND IDENTIFY ONLY THOSE ASPECTS OF THE OFFERING THAT ARE THE MOST SIGNIFICANT AND DETERMINE HOW BEST TO HIGHLIGHT THOSE POINTS. REFER TO ITEM 503(A) OF REGULATION S-K, AND PART IV.C. OF SECURITIES ACT RELEASE NO. 7497.

         The Registrant has revised the summary in accordance with the Staff's comment.

OUR BUSINESS, PAGE 1

SUMMARY OF KEY INDUSTRY TRENDS, PAGE 3

15. ON PAGE 2 YOU STATE THAT YOU "WILL FOCUS [YOUR] EFFORTS IN NORTH AMERICA AND EUROPE." IN THIS SECTION YOU PROVIDE INDUSTRY TRENDS ON A WORLDWIDE BASIS. PLEASE REVISE TO NOTE THAT THE WORLDWIDE TRENDS MAY NOT BE REFLECTIVE OF THE TRENDS IN THE MARKETS IN WHICH YOU INTEND TO FOCUS YOUR EFFORTS.

         The Registrant has revised the disclosure in accordance with the Staff's comment.

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Michael McTiernan
August 23, 2006
Page 7


THE OFFERING, PAGE 6

16. PLEASE REVISE TO DISCLOSE WHAT WILL HAPPEN TO THE UNITS AFTER THE WARRANTS AND THE COMMON STOCK UNDERLYING THEM BEGIN TO TRADE SEPARATELY. FOR INSTANCE, PLEASE NOTE WHETHER THE UNITS MERELY EXPIRE AND SEPARATE INTO WARRANTS AND COMMON STOCK, OR WHETHER THEY CONTINUE TO TRADE SEPARATELY. ALSO, PLEASE DESCRIBE WHAT UNITHOLDER ACTION IS NECESSARY TO CONVERT THE UNITS INTO THEIR COMPONENT PARTS.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

17. IN YOUR DISCUSSION OF THE TRUST ACCOUNT ON PAGE 8, PLEASE DISCLOSE WHETHER THE ACCOUNT IS INTEREST BEARING AND WHO IS ENTITLED TO THE INTEREST.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

18. IN FOOTNOTE 1 ON PAGE 6, YOU STATE THAT ON JULY 20, 2006, YOU PLACED 4,492,188 SHARES WITH YOUR OFFICERS AND DIRECTORS AND THAT THOSE SHARES INCLUDE 585,938 SHARES SUBJECT TO REPURCHASE BY YOU TO THE EXTENT THE UNDERWRITER'S OVER-ALLOTMENT OPTION IS NOT EXERCISED. PLEASE REVISE TO NOTE WHY YOUR REPURCHASE OF THE 585,938 SHARES ARE SUBJECT TO THE UNDERWRITER'S NOT EXERCISING THEIR OVER-ALLOTMENT OPTION.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

OUR STOCKHOLDERS MUST APPROVE OUR INITIAL BUSINESS COMBINATION..., PAGE 10

19. PLEASE SPECIFY WHAT PERCENTAGE OF YOUR OUTSTANDING SHARES WILL BE REQUIRED TO AFFIRMATIVELY VOTE IN FAVOR OF A BUSINESS COMBINATION IN ORDER FOR IT TO BE APPROVED.

         The Registrant has revised the disclosure under "Our stockholders must approve our initial business combination" to clarify that the percentage of votes required to approve a business combination is a majority of the votes cast by the Registrant's public stockholders. Because the Registrant does not know how many shares of common stock will actually be voted by its public stockholders with respect to a business combination, the Registrant cannot determine a minimum percentage of the Registrant's outstanding

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Michael McTiernan
August 23, 2006
Page 8


         shares required to affirmatively vote in favor of a business combination in order for it to be approved.

RISK FACTORS, PAGE 20

20. MITIGATING STATEMENTS ARE NOT APPROPRIATE IN THE RISK FACTOR DISCUSSION. PLEASE REVISE YOUR RISK FACTORS TO REMOVE ALL MITIGATING LANGUAGE. FOR EXAMPLE, ON PAGE 28, YOU STATE THAT "[W]HILE WE EXPECT OUR MANAGEMENT TO REMAIN WITH US AND BE ACTIVELY INVOLVED IN THE BUSINESS FOLLOWING A BUSINESS COMBINATION."

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

WE ARE A DEVELOPMENT STAGE COMPANY WITH NO OPERATING HISTORY..., PAGE 20

21. YOU STATE THAT THE "REPORT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS ON OUR FINANCIAL STATEMENTS INCLUDES AN EXPLANATORY PARAGRAPH STATING THAT OUR ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT ON THE CONSUMMATION OF THIS OFFERING." PLEASE REVISE TO NOTE THAT YOUR INDEPENDENT REGISTERED ACCOUNTANTS HAVE EXPRESSED SUBSTANTIAL DOUBT ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN DUE TO THE FACT THAT YOU HAVE NO PRESENT REVENUES, YOUR BUSINESS PLAN IS DEPENDENT ON COMPLETION OF A FINANCING AND THE YOUR CASH AND WORKING CAPITAL AS OF JULY 20, 2006 ARE NOT SUFFICIENT TO COMPLETE YOUR PLANNED ACTIVITIES FOR THE UPCOMING YEAR.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

UPON DISTRIBUTION OF THE TRUST ACCOUNT..., PAGE 22

22. PLEASE DISCLOSE WHETHER YOU INTEND TO FOLLOW THE PROCEDURES IN SECTION 280 OF THE DGCL.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

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Michael McTiernan
August 23, 2006
Page 9


IF THIRD PARTIES BRING CLAIMS..., PAGE 23

23. PLEASE SPECIFY THE EXCEPTIONS TO MR. MCCOURT'S OBLIGATION TO COVER THIRD PARTY CLAIMS.

         The Registrant notes that there are no exceptions in addition to those disclosed. Accordingly, the Registrant has deleted the reference to "certain exceptions" where it appears in the prospectus in response to the Staff's comment.

OUR OFFICERS, DIRECTORS AND THEIR AFFILIATES CURRENTLY ARE, AND MAY IN THE FUTURE BECOME AFFILIATED WITH ADDITIONAL ENTITIES..., PAGE 27

24. PLEASE EXPAND YOUR DISCUSSION TO IDENTIFY THE POSITIONS HELD BY MR. MCCOURT, MR. BAR-COHEN, AND MS. ITO AT GRANAHAN MCCOURT CAPITAL, LLC AND DISCUSS THE SPECIFIC CONFLICTS FACED BY THESE INDIVIDUALS IN CONNECTION WITH RUNNING YOUR BUSINESS.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

THE EXERCISE BY OUR EXISTING STOCKHOLDERS OF THEIR REGISTRATION RIGHTS, AND/OR BY DEUTSCHE BANK SECURITIES INC. OF ITS UNIT PURCHASE OPTION..., PAGE 33

25. YOU STATE THAT THERE COULD BE AN ADDITIONAL 7,343,750 SHARES OF COMMON STOCK AVAILABLE FOR TRADING. PLEASE NOTE THE PERCENTAGE OF YOUR OUTSTANDING SHARES, AFTER THIS OFFERING IS COMPLETE, THAT THE 7,343,750 SHARES WOULD REPRESENT.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

IN THE EVENT THAT OUR SECURITIES ARE LISTED ON THE AMERICAN STOCK EXCHANGE..., PAGE 35

26. PLEASE REVISE THE HEADER TO HIGHLIGHT THE RISK THAT YOU MAY HAVE TO FILE AN ADDITIONAL LISTING APPLICATION ON THE OCCURRENCE OF A BUSINESS COMBINATION, RATHER THAN THE GENERIC RISK APPLICABLE TO ALL LISTED COMPANIES THAT YOU MAY BE DE-LISTED.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

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Michael McTiernan
August 23, 2006
Page 10


USE OF PROCEEDS, PAGE 44

27. YOU STATE THAT THE PERCENTAGE OF PUBLIC OFFERING PROCEEDS HELD IN THE TRUST ACCOUNT WILL BE 95%. HOWEVER, IT APPEARS YOU ARE CALCULATING THIS AMOUNT BASED ON THE NET PROCEEDS WHICH INCLUDES THE PRIVATE OFFERING PROCEEDS. PLEASE ADVISE OR REVISE AS NECESSARY.

         The Registrant notes that the Staff is correct in observing that the net proceeds of $118,750,000 includes funds from the private placement. However, the purpose of the referenced percentage number is to inform holders of the Registrant's securities offered in the public offering as to the percentage of their original investment that may be available to such holder in a liquidating distribution. The Registrant has revised the disclosure to clarify that the purchaser in the private placement is not entitled to any of the funds from the trust account upon a liquidating distribution, and therefore believes the existing disclosure with respect to the referenced percentage number is important and not misleading.

CAPITALIZATION, PAGE 50

28. GIVEN THAT THE OFFER AND SALE OF THE WARRANTS AND THE SECURITIES UNDERLYING THE WARRANTS (INCLUDING THE SALE OF THE UNIT PURCHASE OPTION TO YOUR UNDERWRITER) ARE INCLUDED IN THE UNITS BEING REGISTERED, THE OFFER AND SALE OF THE UNDERLYING SECURITIES ARE REGISTERED AT THE TIME OF EFFECTIVENESS. AS A RESULT, IT APPEARS YOU WILL BE REQUIRED TO FILE TIMELY UPDATES TO THIS REGISTRATION STATEMENT AND DELIVER A CURRENT PROSPECTUS AT THE TIME SUCH WARRANTS ARE EXERCISED. IN LIGHT OF THIS FACT, PLEASE TELL US HOW YOU PLAN TO ACCOUNT FOR THESE WARRANTS AND THE UNIT PURCHASE OPTION UPON ISSUANCE. IN THIS REGARD, IT APPEARS THAT PURSUANT TO THE GUIDANCE IN PARAGRAPHS 14-18 OF EITF 00-19 YOU MAY BE REQUIRED TO ACCOUNT FOR THE WARRANTS AND UNIT PURCHASE OPTION AS LIABILITIES MARKED TO FAIR VALUE EACH PERIOD THROUGH THE INCOME STATEMENT. PARAGRAPH 14 OF EITF 00-19 STATES THAT IF THE CONTRACT ALLOWS THE COMPANY TO NET-SHARE OR PHYSICALLY SETTLE THE CONTRACT ONLY BY DELIVERING REGISTERED SHARES, IT IS ASSUMED THAT THE COMPANY WILL BE REQUIRED TO NET-CASH SETTLE THE CONTRACT, AND AS A RESULT LIABILITY CLASSIFICATION WILL BE REQUIRED. PARAGRAPH 17 OF EITF 00-19 STATES THAT IF THE CONTRACT REQUIRES PHYSICAL OR NET-SHARE SETTLEMENT BY DELIVERY OF REGISTERED SHARES AND DOES NOT SPECIFY ANY CIRCUMSTANCES UNDER WHICH NET-CASH SETTLEMENT IS PERMITTED OR REQUIRED, AND THE CONTRACT DOES NOT SPECIFY HOW THE CONTRACT WOULD BE SETTLED IN THE EVENT THAT THE
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Michael McTiernan
August 23, 2006
Page 11


         COMPANY IS UNABLE TO DELIVER REGISTERED SHARES, THEN NET CASH SETTLEMENT IS ASSUMED IF THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES (BECAUSE IT IS UNLIKELY THAT NONPERFORMANCE WOULD BE AN ACCEPTABLE ALTERNATIVE). PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19 IN YOUR PROPOSED ACCOUNTING FOR YOUR WARRANTS AND UNIT PURCHASE OPTION. WE NOTE THAT IT APPEARS YOU ARE CURRENTLY ASSUMING THAT THE WARRANTS AND UNIT PURCHASE OPTION WILL BE CLASSIFIED AS EQUITY UPON ISSUANCE BASED ON THE REVIEW OF YOUR CAPITALIZATION TABLE AND THE SUMMARY FINANCIAL DATA, AS ADJUSTED. IF YOU CONCLUDE THAT LIABILITY CLASSIFICATION WILL BE REQUIRED UPON ISSUANCE, PLEASE REVISE YOUR CAPITALIZATION TABLE, PRO FORMA DISCLOSURES AND DILUTION INFORMATION TO PROPERLY REFLECT THIS CLASSIFICATION. ADDITIONALLY, PLEASE ADD DISCLOSURE IN THE DOCUMENT DESCRIBING YOUR PROPOSED ACCOUNTING FOR THE WARRANTS UPON ISSUANCE, INCLUDING THE POTENTIAL IMPACT FOR VOLATILITY IN YOUR INCOME STATEMENT GIVEN THE REQUIREMENT TO MARK THE WARRANTS TO FAIR VALUE EACH PERIOD.

         The Registrant intends to file an Exhibit only Amendment to the Registration Statement that will include the forms of Warrant Agreement and Underwriter's Purchase Option within the week. Such agreements contain specific language providing that under no circumstances will the holder of a warrant or purchase option be entitled to net cash settlement. Accordingly, the Registrant will account for the warrants and the purchase option as equity and has not revised the disclosure noted by the Staff.

PROPOSED BUSINESS, PAGE 54

29. IN THE FOURTH FULL PARAGRAPH, REVISE YOUR DISCLOSURE TO NOTE THAT RCN SOUGHT PROTECTION UNDER CHAPTER 11 OF THE U.S. BANKRUPTCY CODE IN MAY 2004 WHILE DAVID MCCOURT WAS CEO.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

30. PLEASE DISCLOSE YOUR WEBSITE IF ANY. REFER TO ITEM 101(E)(3) OF REGULATION S-K.

         The Registrant does not have a website.

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Michael McTiernan
August 23, 2006
Page 12


OUR INVESTMENT STRATEGY, PAGE 55

31. IN THE THIRD FULL PARAGRAPH, YOU STATE THAT YOU "EXPECT THAT OUR MANAGEMENT TEAM WILL BE ACTIVELY INVOLVED IN THE BUSINESS AFTER A BUSINESS COMBINATION HAS BEEN COMPLETED, ALTHOUGH THE NATURE, SCOPE AND ULTIMATE ROLES OF THE MEMBERS OF OUR MANAGEMENT DEPENDS ON THE NATURE AND STRUCTURE OF THE ACQUIRED BUSINESS." PLEASE REVISE TO NOTE THE BASIS FOR THIS EXPECTATION. THIS DISCUSSION SHOULD. INCLUDE, BUT NOT BE LIMITED TO, THE FACT THAT YOU DO NOT HAVE EMPLOYMENT AGREEMENTS WITH YOUR MANAGEMENT.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

SUMMARY OF KEY INDUSTRY TRENDS, PAGE 55

32. PLEASE REVISE YOUR DISCLOSURE TO NOTE THE NEGATIVE AS WELL AS THE POSITIVE TRENDS AFFECTING THE TELECOMMUNICATIONS AND MEDIA SECTORS.

         The Registrant has revised the disclosure in the prospectus in response to the Staff's comment.

OUR INVESTMENT PROCESS AND SELECTION, PAGE 57

33. YOU STATE THAT YOU WILL FAVOR SPECIFIC SECTORS AND GEOGRAPHIES WHERE YOU BELIEVE YOUR MANAGEMENT TEAM CAN ADD VALUE BASED ON ITS OPERATIONAL EXPERTISE AND PAST TRACK RECORD. PLEASE REVISE TO IDENTIFY THOSE SECTORS AND GEOGRAPHIES.

         The Registrant has revised the disclosure in accordance with the Staff's comment.

Michael McTiernan
August 23, 2006
Page 13


DISSOLUTION AND LIQUIDATION IF NO BUSINESS COMBINATION, PAGE 62

34. YOU STATE THAT YOUR EXISTING SHAREHOLDERS HAVE WAIVED THEIR RIGHTS TO PARTICIPATE IN ANY DISTRIBUTION WITH RESPECT TO SHARES OF COMMON STOCK OWNED BY THEM IMMEDIATELY PRIOR TO THIS OFFERING. PLEASE REVISE TO AFFIRMATIVELY NOTE WHETHER DAVID MCCOURT WILL BE ABLE TO PARTICIPATE IN ANY DISTRIBUTION IN RESPECT TO THE 187,600 UNITS HE WILL PURCHASE IN THE PRIVATE OFFERING.

         The Registrant has revised the disclosure in accordance with the Staff's comment.

35. IN THE FIRST FULL PARAGRAPH ON PAGE 64, YOU STATE THAT MR. MCCOURT HAS AGREED, SUBJECT TO CERTAIN EXCEPTIONS, THAT HE WILL BE PERSONALLY LIABLE TO COVER CLAIMS MADE BY THIRD PARTIES. PLEASE REVISE TO NOTE THE EXCEPTIONS THAT THIS AGREEMENT IS SUBJECT TO. ALSO, PLEASE REVISE TO NOTE WHETHER THE AGREEMENT IS WRITTEN OR ORAL. IF IT IS WRITTEN, PLEASE FILE IT AS AN EXHIBIT.

         As noted above in the response to Comment 23, the Registrant has deleted the reference to certain exceptions where it appeared on pages 13, 23, 45 and 64 in the prospectus in response to the Staff's comment. Mr. McCourt has orally agreed to accept the liability described in the prospectus and will also enter into a written agreement to that effect at the time the underwriting agreement is executed. The Registrant intends to file an Exhibit only Amendment to the Registration Statement that will include the form of written agreement within the week.

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Michael McTiernan
August 23, 2006
Page 14


EMPLOYEES, PAGE 67

36. YOU STATE THAT YOU HAVE NOT ENTERED INTO AN EMPLOYMENT AGREEMENT WITH YOUR EXECUTIVE OFFICERS. YOU ALSO STATE THAT "ONCE MANAGEMENT LOCATES A SUITABLE TARGET ACQUISITION TO ACQUIRE THEY WILL SPEND MORE TIME INVESTIGATING SUCH TARGET ACQUISITION AND NEGOTIATING AND PROCESSING THE BUSINESS COMBINATION (AND CONSEQUENTLY MORE TIME DEVOTED TO OUR AFFAIRS) THAN THEY WOULD PRIOR TO LOCATING A SUITABLE TARGET ACQUISITION." PLEASE REVISE TO NOTE YOUR BASIS FOR THIS STATEMENT IN LIGHT OF THE FACT THAT YOU DO NOT HAVE EMPLOYMENT AGREEMENTS WITH YOUR MANAGEMENT AND IN LIGHT OF THE FACT THAT THEY ARE NOT OBLIGATED TO DEVOTE ANY SPECIFIC TIME TO YOUR AFFAIRS.

         The Registrant has revised the disclosure to delete the reference noted in response to the Staff's comment.

PERIODIC REPORTING AND AUDITED FINANCIAL STATEMENTS, PAGE 68

37. YOU STATE THAT YOU HAVE REGISTERED YOUR UNITS, COMMON STOCK AND WARRANTS UNDER THE SECURITIES AND EXCHANGE ACT OF 1934. IN LIGHT OF THE FACT THAT YOU HAVE NOT REGISTERED YOUR UNITS, COMMON STOCK AND WARRANTS UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 PLEASE ADVISE OR REVISE AS NECESSARY.

         The Registrant will file a Registration Statement under the Securities Exchange Act of 1934 prior to the completion of the offering, and has revised the disclosure accordingly.

MANAGEMENT, PAGE 73

DAVID C. MCCOURT, PAGE 73

38.      PLEASE REVISE TO STATE THE BUSINESS OF RCN CORPORATION.

         The Registrant has revised the disclosure in accordance with the Staff's comment.

CONFLICTS OF INTEREST, PAGE 76

39. YOU STATE THAT THAT YOUR "OFFICERS AND DIRECTORS OWN 4,492,188 (585,938 SHARES OF WHICH ARE SUBJECT TO REPURCHASE BY THE COMPANY IF THE UNDERWRITER'S OVER-ALLOTMENT OPTION IS NOT EXERCISED)." PLEASE

Michael McTiernan
August 23, 2006
Page 15


         CLARIFY THAT THE 585,938 SHARES THAT ARE SUBJECT TO REPURCHASE ARE OWNED BY MR. MCCOURT.

         The Registrant has revised the disclosure in accordance with the Staff's comment.

PRINCIPAL STOCKHOLDERS, PAGE 79

40. YOU STATE THAT YOU HAVE A RIGHT TO PURCHASE UP TO 585,938 SHARES OF COMMON STOCK FROM MR. MCCOURT IN THE EVENT THAT THE UNDERWRITER DOES NOT EXERCISE ALL OR A PORTION OF ITS OVER-ALLOTMENT OPTION. YOU ALSO STATE THAT THE RIGHT IS EXERCISABLE FOR THE FIVE-DAY PERIOD FOLLOWING THE EARLIER TO OCCUR OF THE EXPIRATION OR TERMINATION OF THE UNDERWRITER'S OPTION TO COVER OVER-ALLOTMENTS OR THE EXERCISE IN FULL BY THE UNDERWRITER OF SUCH OPTION. PLEASE ADVISE US AS TO HOW YOUR RIGHT CAN BECOME EXERCISABLE AFTER THE UNDERWRITER EXERCISES ITS OVER-ALLOTMENT IN FULL IF YOU CAN ONLY EXERCISE YOUR OPTION IF THE UNDERWRITER DOES NOT EXERCISE ITS OPTION IN FULL.

         The Registrant has revised the disclosure to clarify that the repurchase right will not be exercised if the over-allotment option is exercised in full in response to the Staff's comment.

WARRANTS, PAGE 84

41. YOU STATE ON PAGE 86 THAT IF THE PROSPECTUS RELATING TO THE COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE WARRANTS IS NOT CURRENT OR IF THE COMMON STOCK IS NOT QUALIFIED OR EXEMPT FROM QUALIFICATION IN THE JURISDICTIONS IN WHICH THE HOLDERS OF THE WARRANTS RESIDE, THE WARRANTS MAY HAVE NO VALUE. PLEASE REVISE TO EXPLICITLY NOTE WHETHER A WARRANT HOLDER MAY BE ABLE TO SETTLE ITS WARRANTS FOR CASH IF THEY ARE UNABLE TO SETTLE IN COMMON STOCK.

         The Registrant has revised the disclosure to explicitly state that under no circumstances will the Registrant will be required to settle a warrant exercise for cash.

42. ON PAGE 7, YOU STATE THAT YOU MAY REDEEM THE OUTSTANDING WARRANTS "AT ANY TIME AFTER THE WARRANTS BECOME EXERCISABLE." ON PAGE 86, YOU STATE "WHEN THE WARRANTS BECOME REDEEMABLE BY US, WE MAY EXERCISE OUR REDEMPTION RIGHT EVEN IF THE WARRANTS ARE NOT EXERCISABLE BY THEIR HOLDERS." PLEASE RECONCILE THESE DISCLOSURES.

Michael McTiernan
August 23, 2006
Page 16


         The Registrant has revised the disclosure on pages 36 and 86 of the prospectus to clarify that the Registrant's right to redeem the warrants commences on the date they first become exercisable and continues until the 4th anniversary of the effective date, even if the warrants are not exercisable at any time during such period because a current prospectus cannot be delivered or the common stock is not qualified or exempt from qualification in the jurisdictions in which the holder of the warrants resides.

UNDERWRITING, PAGE 95

43. WE NOTE YOUR DISCLOSURE INDICATING THAT THE UNDERWRITER'S OBLIGATION TO PAY FOR AND ACCEPT THE DELIVERY OF THE UNITS OFFERED BY THIS PROSPECTUS IS SUBJECT TO CERTAIN CONDITIONS. PLEASE PROVIDE US WITH A DRAFT COPY OF THE UNDERWRITING AGREEMENT OR THE TERMINATION PROVISIONS OF THE AGREEMENT. WE MAY HAVE FURTHER COMMENT.

         The Registrant respectfully notes that it believes its disclosure on page 95 of the prospectus with respect to the underwriters' obligations under the underwriting agreement complies with Rule 508(a) inasmuch as the offering is a firm commitment underwriting, as disclosed in the last paragraph on the prospectus cover and in the "Underwriting" section. The instructions to paragraph 508(a) provide that "the conditions precedent to the underwriter's taking the securities, including market-outs, need not be described except in the case of an agency or best efforts arrangement." The Registrant intends to file an Exhibit only Amendment to the Registration Statement that will include the form of Underwriting Agreement within the week.

Michael McTiernan
August 23, 2006
Page 17


FINANCIAL STATEMENTS AND NOTES

NOTE 5 - COMMITMENTS, PAGE F-9

44. WE NOTE THAT CONCURRENT WITH THIS OFFERING THE COMPANY EXPECTS TO SELL TO THE CHIEF EXECUTIVE OFFICER IN A PRIVATE PLACEMENT, 187,500 UNITS AND 1.5 MILLION WARRANTS AS DESCRIBED ON PAGE 9. PLEASE INCLUDE THE NATURE AND THE TERMS OF THIS PRIVATE PLACEMENT WITHIN THE FOOTNOTES OF THE FINANCIAL STATEMENTS. IN ADDITION, PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE SHARES ISSUED TO YOUR OFFICERS AND DIRECTORS FOR $2,000 AT THE INCEPTION OF YOUR COMPANY.

         The Registrant has revised the disclosure in accordance with the Staff's comment.

45. WE NOTE THAT THE COMPANY HAS AGREED TO SELL TO DEUTSCHE BANK SECURITIES INC. FOR $100, AS ADDITIONAL COMPENSATION, AN OPTION TO PURCHASE UP TO A TOTAL OF 781,250 UNITS. PLEASE DISCLOSE THE TERMS OF THIS OPTION AS WELL AS THE METHOD AND ASSUMPTIONS USED IN DETERMINING THE FAIR VALUE OF THE OPTION, AND THE IMPACT IT WILL HAVE ON YOUR FINANCIAL STATEMENTS WITHIN THE FOOTNOTES.

         The Registrant has revised the disclosure in accordance with the Staff's comment.

EXHIBITS

46. PLEASE FILE THE LEGAL OPINION WITH YOUR NEXT AMENDMENT, OR PROVIDE US WITH A DRAFT LEGAL OPINION. WE MUST REVIEW YOUR OPINION AND ALL OTHER REMAINING EXHIBITS BEFORE THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE AND WE MAY HAVE ADDITIONAL COMMENTS.

         The Registrant intends to file an Exhibit only Amendment to the Registration Statement that will include the form of Legal Opinion within the week.

Michael McTiernan
August 23, 2006
Page 18


UNDERTAKINGS

47. WE NOTE YOU HAVE INCLUDED THE UNDERTAKINGS FOR A REGISTRATION STATEMENT RELYING ON RULE 430A. PLEASE CONFIRM YOU INTEND TO RELY ON RULE 430A.

         The Registrant confirms that it intends to rely on Rule 430A. Accordingly, the Registrant has deleted the undertaking set forth in
         Item 512(a)5 of Regulation S-K from Part II of the Registration Statement in response to the Staff's comment.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Michael McTiernan
August 23, 2006
Page 19


         We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that the Registrant may provide any additional responses required.

         The Registrant intends to file an Exhibit only Amendment to the Registration Statement within the week.

         Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

                                                     Very truly yours,

                                                     /s/ Ann F. Chamberlain

                                                     Ann F. Chamberlain


cc:  David C. McCourt
     Barak Bar-Cohen
     Michelangelo Ciocca
     Peter Loughran